October 14, 2011

Mark P. Shuman

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

AlphaPoint Technology, Inc.

Post Effective Amendment No. 3 to Registration Statement on Form S-1

File No. 333-173028

Filed:  October 14, 2011

Dear Mr. Shuman:

Below are AlphaPoint Technology, Inc.’s (the “Company’s”) responses to the SEC’s verbal comments on October 13 and 14, 2011.  On behalf of the Company, on this day I transmitted via EDGAR the Company’s Third Post Effective Amendment to the Registration Statement on Form S-1.

General

1.

Please delete all primary offering language.

RESPONSE:

We deleted all language referring to the primary offering.

2.

Please review Item 403 of Regulation S-K and Appendix A to the Securities Act of 1933 and update accordingly.

RESPONSE:

We revised the section on Security Ownership of Certain Beneficial Owners and Management and updated as of the most recent practicable date, September 30, 2011.

3.

Please include an updated consent from the Auditor

RESPONSE:

A current Auditor’s consent is provided as Exhibit 23.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Post Effective Amendment No. 3 to Registration Statement on Form S-1

2.

Exhibit 23